Filed Pursuant to Rule 253(g)(2)

File No. 024-12313

SUPPLEMENT NO. 6 DATED AUGUST 5, 2025

MASTERWORKS VAULT 4, LLC

This Supplement No. 6 dated August 5, 2025 (this “Supplement”), supplements, and should be read in conjunction with, the offering circulars of Masterworks Vault 4, LLC (as amended and supplemented, each, an “Offering Circular” and, together, the “Offering Circulars”), originally filed on August 10 2023, as amended by Post-Qualification Amendment No. 1 filed on August 29, 2023, Post-Qualification Amendment No. 2 filed on September 11, 2023, Post-Qualification Amendment No. 3 filed on September 22, 2023, Post-Qualification Amendment No. 4 filed on October 6, 2023, Post-Qualification Amendment No. 5 filed on November 14, 2023, Post-Qualification Amendment No. 6 filed on November 22, 2023, Post-Qualification Amendment No. 7 filed on December 8, 2023, Post-Qualification Amendment No. 8 filed on January 9, 2024, Post-Qualification Amendment No. 9 filed on January 18, 2024, Post-Qualification Amendment No. 10 filed on February 8, 2024, Post-Qualification Amendment No. 11 filed on March 1, 2024, Post-Qualification Amendment No. 12 filed on March 12, 2024, Post-Qualification Amendment No. 13 filed on March 27, 2024, Post-Qualification Amendment No. 14 filed on April 9, 2024, Post-Qualification Amendment No. 15 filed on April 26, 2024, Post-Qualification Amendment No. 16 filed on May 23, 2024, Post-Qualification Amendment No. 17 filed on August 7, 2024, Post-Qualification Amendment No. 18 filed on September 13, 2024, Post-Qualification Amendment, Post-Qualification Amendment No. 19 filed on October 8, 2024, Post-Qualification Amendment No. 20 filed on October 22, 2024, Post-Qualification Amendment No. 21 filed on November 26, 2024, Post-Qualification Amendment No. 22 filed on February 25, 2025, Post-Qualification Amendment No. 23 filed on March 13, 2024, Post-Qualification Amendment No. 24 filed on June 2, 2025 and Post-Qualification Amendment No. 25 filed on July 3, 2025. This Supplement should be read in conjunction with the Offering Circulars (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circulars. Except as set forth in this Supplement, the Offering Circulars remain unchanged.

The purpose of this Supplement is to disclose certain changes to the Offering Circulars relating to the Artwork and Artist Metrics. Particularly, the Masterworks public sale database has been updated as of June 30, 2025. Accordingly, the Sharpe Ratio, Record Price Appreciation, Median Repeat Sale Pair Appreciation and Artist Market Profile for each relevant artist listed in the “Description of Business - Artist Metrics” section of the Offering Circulars has been updated, as applicable, as shown below.

“Sharpe Ratio”

Artist	Sharpe Ratio
Banksy	1.23
Robert Colescott	N/A
George Condo	0.68
Peter Doig	0.95
Lynne Mapp Drexler	N/A
Tracey Emin	N/A
Günther Förg	0.87
Grace Hartigan	N/A
Jacqueline Humphries	N/A
Yayoi Kusama	1.07
Simone Leigh	N/A
Joan Mitchell	1.12
Alice Neel	N/A
Elizabeth Peyton	1.03
Edward Ruscha	0.74
Avery Singer	N/A
Pierre Soulages	0.55
Martin Wong	N/A
Jonas Wood	N/A

Record Price Appreciation

Artist	Compound Annual Growth Rate (“CAGR”)	First Record Price	First Record Price Date	Last Record Price	Last Record Price Date
Banksy	56.5%	$1,591	November 18, 2003	$25,475,922	June 30, 2025
Robert Colescott	25.7%	$19,200	May 8, 1996	$15,224,900	June 30, 2025
George Condo	21.8%	$3,000	May 6, 1986	$6,864,697	June 30, 2025
Peter Doig	38.0%	$4,762	June 23, 1997	$39,862,500	June 30, 2025
Lynne Mapp Drexler	35.7%	$180	October 26, 1995	$1,560,000	June 30, 2025
Tracey Emin	14.4%	$164,639	February 7, 2001	$4,367,190	June 30, 2025
Günther Förg	10.9%	$45,600	May 8, 1990	$1,726,962	June 30, 2025
Grace Hartigan	13.9%	$8,400	February 23, 1985	$1,633,000	June 30, 2025
Jacqueline Humphries	20.8%	$1,870	February 22, 1993	$843,750	June 30, 2025
Yayoi Kusama	23.0%	$12,000	October 9, 1992	$10,496,000	June 30, 2025
Simone Leigh	89.6%	$43,750	November 17, 2017	$5,737,000	June 30, 2025
Joan Mitchell	17.9%	$33,600	May 9, 1984	$29,160,000	June 30, 2025
Alice Neel	18.2%	$3,600	February 23, 1985	$3,030,000	June 30, 2025
Elizabeth Peyton	25.7%	$7,200	November 17, 1999	$2,543,784	June 30, 2025
Edward Ruscha	22.3%	$19,200	November 2, 1984	$68,260,000	June 30, 2025
Avery Singer	90.3%	$35,889	October 6, 2017	$5,210,000	June 30, 2025
Pierre Soulages	19.0%	$14,725	December 4, 1983	$20,141,700	June 30, 2025
Martin Wong	29.3%	$3,120	February 20, 2001	$1,623,000	June 30, 2025
Jonas Wood	50.4%	$56,250	November 12, 2013	$6,510,000	June 30, 2025

Median Repeat Sale Pair Appreciation

Artist	Median Repeat Sale Pair Appreciation Rate	Number of Repeat Sales	First Repeat Sale Pair Date	Last Repeat Sale Pair Date
Banksy	14.2%	32	February 7, 2007	March 6, 2025
Robert Colescott	N/A	N/A	N/A	N/A
George Condo	14.6%	103	May 8, 1996	June 26, 2025
Peter Doig	19.3%	37	November 17, 1999	May 16, 2025
Lynne Mapp Drexler	N/A	N/A	N/A	N/A
Tracey Emin	N/A	N/A	N/A	N/A
Günther Förg	19.4%	53	July 2, 1998	October 18, 2024
Grace Hartigan	N/A	N/A	N/A	N/A
Jacqueline Humphries	N/A	N/A	N/A	N/A
Yayoi Kusama	20.3%	195	March 11, 1998	May 27, 2025
Simone Leigh	N/A	N/A	N/A	N/A
Joan Mitchell	15.7%	53	May 7, 1997	May 16, 2025
Alice Neel	N/A	N/A	N/A	N/A
Elizabeth Peyton	8.5%	17	May 17, 2000	June 26, 2025
Edward Ruscha	10.4%	50	November 19, 1997	May 16, 2025
Avery Singer	N/A	N/A	N/A	N/A
Pierre Soulages	12.9%	33	May 9, 1996	October 18, 2024
Martin Wong	N/A	N/A	N/A	N/A
Jonas Wood	N/A	N/A	N/A	N/A

Artist Market Profiles

Artist	Artist Market Profiles
Banksy	Established
Robert Colescott	Mature
George Condo	Established
Peter Doig	Established
Lynne Mapp Drexler	Emerging
Tracey Emin	Established
Günther Förg	Emerging
Grace Hartigan	Emerging
Jacqueline Humphries	Speculative
Yayoi Kusama	Mature
Simone Leigh	Emerging
Joan Mitchell	Mature
Alice Neel	Established
Elizabeth Peyton	Emerging
Edward Ruscha	Mature
Avery Singer	Emerging
Pierre Soulages	Mature
Martin Wong	Emerging
Jonas Wood	Emerging